SECURITIES A[...]SION
Wa[...]

02019064

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
Hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46742

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advanced Equities, Inc.

OFFICIAL USE ONLY

FIRM ID NO.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2002
WASH, D.C.
365

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 1650
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith G. Daubenspeck, CEO — (312) 377-5300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith G. Daubenspeck, affirm that, to the best of my knowledge and belief, the accompanying statement o financial condition pertaining to the firm of Advanced Equities, Inc. as of December 31, 2001, is true anc correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

27th day of February 2002

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature
Keith G. Daubenspeck
CEO
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Advanced Equities, Inc.
Table of Contents
December 31, 2001

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Advanced Equities, Inc.

We have audited the accompanying statement of financial condition of Advanced Equities, Inc. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advanced Equities, Inc. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 15, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Advanced Equities, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$	362,592
Due from clearing broker - commissions		92,063
Advance to Parent		125,000
Employee advances		195,412
Furniture and equipment, net		69,626
Other assets		66,070
Total assets	$	910,763

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	328,757
Stockholder's equity		582,006
Total liabilities and stockholder's equity	$	910,763

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Advanced Equities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. It provides both investment banking and retail brokerage services. The investment banking services include, but are not limited to, participating in firm commitment underwritings and acting as an agent in private equity placements. The retail securities transactions of customers, located primarily in North America, are introduced to and cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of AEI Holdings Corporation, formerly WD Holdings, Inc. (the "Parent").

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are highly liquid investments with a maturity of three months or less at date of acquisition.

Furniture and Equipment—Furniture and equipment are carried at cost and depreciated by an accelerated depreciation method over the estimated useful lives of the assets.

Income Recognition—Investment banking fee income and expenses are recorded when realized. Commission income and expense are recorded on trade date.

Income Taxes—The Company and its Parent have elected to be taxed as "S corporations" under the Internal Revenue Code. Accordingly, the Company's taxable income is included in the consolidated tax return of the Parent.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Furniture and Equipment

Furniture and equipment at December 31, 2001 is net of accumulated depreciation of $36,159.

Note 3 Related Parties

Substantially all of the Parent's stockholders are members of the Company's management.

Under the terms of an administrative agreement, the Company pays the Parent a monthly administrative fee for the operation of its offices.

Note 4 Commitments and Contingencies

On June 21, 2001, the Company assumed a lease for office space expiring March 31, 2004. The minimum annual rentals, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2002	$ 19,690
2003	20,078
2004	5,122
	$ 44,890

The Company has been served with complaints alleging, among other things, misrepresentations and breaches of contracts, in connection with certain securities offerings. While the ultimate outcome of these matters cannot be determined, an adverse outcome in any of these complaints would cause the Company's net capital to fall below regulatory requirements (see Note 6) and the Company would be required to cease operations until an adequate level of net capital was restored.

Note 5 Off-Balance-Sheet Credit and Market Risk

Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions, where necessary.

Amounts due from the clearing broker represent a concentration of credit risk. The Company does not anticipate nonperformance by its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

The Company maintains its cash balances at a financial institution in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution. Uninsured balances were approximately $151,000 at December 31, 2001. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $123,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

Advanced Equities, Inc.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

AM&G CHECKERS SM

Altschuler, Melvoin and Glasser LLP

Certified Public Accountants and Consultants